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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

         Dodge                       Steven                         B.
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        (Last)                      (First)                        (Middle)

       116 Huntington Avenue
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       (Street)

       Boston                    Massachusetts                        02116
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol

    American Tower Corporation (NYSE: AMT)
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3.  I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)

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4.  Statement for Month/Year

    September 2001
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5.  If Amendment, Date of Original (Month/Year)

    September 7, 2001
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

6.  Relationship of Reporting Person to Issuer (Check all applicable)


     X  Director     X  Officer                 10% Owner        Other
    ---             --- (give title below)   ---             --- (specify below)

      Chief Executive Officer and Chairman
--------------------------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check applicable line)

      X  Form filed by One Reporting Person
    ----
    ---- Form filed by More than One Reporting Person

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                          Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/7/01         P          1,800         A        $11.22
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/7/01         P            100         A        $11.28
Stock (1)
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Class A Common          9/7/01         P          5,200         A        $11.26
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/7/01         P         12,900         A        $11.30
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/7/01         P          9,700         A        $11.34
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/7/01         P          3,600         A        $11.39
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/7/01         P         16,400         A        $11.40
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/7/01         P          4,000         A        $11.10
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/7/01         P         16,000         A        $11.29
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/7/01         P         10,300         A        $11.23
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/7/01         P          5,000         A        $11.25
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/7/01         P         15,000         A        $11.35
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/17/01        J         10,000         A        $11.71
Stock (2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/17/01        J         21,000         A        $12.00
Stock (2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/17/01        J          9,000         A        $12.10
Stock (2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/17/01        J         10,000         A        $11.60
Stock (2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/17/01        J         10,000         A        $12.20
Stock (2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/17/01        J         10,000         A        $12.40
Stock (2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/17/01        J          3,400         A        $12.41
Stock (2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/17/01        J          6,600         A        $12.48
Stock (2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/17/01        J         10,000         A        $11.75
Stock (2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common          9/17/01        J         10,000         A        $12.70    210,030(3)             D
Stock (2)
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                                                                                    25,050(3)             I       By Trusts (4)
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                                                                                     5,000(3)             I       By Spouse (4)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If this form is filed by more than one reporting person, see Instruction
4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (3-99)


FORM 4 (continued)

-----------------------------------------------------------------------------------------------------------------------------
                        Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative             2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                          ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                           Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                            (e.g., puts, calls, warrants, options, convertible securities) -- continued
------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security:     ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-              Amount or                      at End           Indi-         (Instr.
                               Exer-    tion         Title   Number of                      of               rect (I)      4)
                               cisable  Date                 Shares                         Month            (Instr. 4)
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

(1) Transaction previously reported on a Form 4 filed by Mr. Dodge with the Securities and Exchange Commission on September 10, 2001.

(2) This Amendment is being filed to report Mr. Dodge's purchase of 100,000 shares of Class A Common Stock on the open market on September 17, 2001, in addition to Mr. Dodge's purchase of 100,000 shares of Class A Common Stock on the open market on September 7, 2001, as previously reported on a Form 4 filed September 10, 2001. The purchases on September 17, 2001 are being reported using the Transaction Code "J" pursuant to the instructions contained in the Emergency Order issued by the Securities and Exchange Commission on September 14, 2001, Release Number 44791 under the Securities Exchange Act of 1934.

(3) The information set forth in column 5, "Amount of Securities Beneficially Owned at End of Month" includes information, as of September 17, 2001, only with respect to Mr. Dodge's beneficial ownership of Class A
     Common Stock. It does not include information about Mr. Dodge's beneficial ownership of shares of Class B Common Stock (which are convertible into Class A Common Stock on a one-for-one basis) and stock options to purchase Class A and Class B Common Stock because Mr. Dodge had no reportable transactions in these other classes of securities during the period for which this report is filed.

(4) Mr. Dodge disclaims any beneficial ownership in shares owned by the trusts or his spouse.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Steven B. Dodge              September 19, 2001
-------------------------------  --------------------

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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                                                                 SEC 1474 (3-99)